Exhibit 99.1

SHAREHOLDER REPORT
2017 FIRST QUARTER

APRIL 25, 2017

Q1

BCE

Table of contents

Table of contents

Management’s discussion and analysis			1
1	Overview		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	Consolidated financial analysis		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Net earnings	8
	2.6	Adjusted EBITDA	9
	2.7	Severance, acquisition and other costs	9
	2.8	Depreciation and amortization	10
	2.9	Finance costs	10
	2.10	Other income	10
	2.11	Income taxes	10
	2.12	Net earnings attributable to common shareholders and EPS	10
3	Business segment analysis		11
	3.1	Bell Wireless	11
	3.2	Bell Wireline	15
	3.3	Bell Media	19
4	Financial and capital management		21
	4.1	Net debt	21
	4.2	Outstanding share data	21
	4.3	Cash flows	22
	4.4	Post-employment benefit plans	23
	4.5	Financial risk management	23
	4.6	Credit ratings	25
	4.7	Liquidity	25
5	Quarterly financial information		26
6	Regulatory environment		27
7	Business risks		28
8	Accounting policies, financial measures and controls		30
	8.1	Our accounting policies	30
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	30
	8.3	Controls and procedures	33

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 30 to 32 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2017 (Q1 2017 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2016 dated March 2, 2017 (BCE 2016 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to April 25, 2017, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2016 dated March 2, 2017 (BCE 2016 AIF) and recent financial reports, including the BCE 2016 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Please also refer to BCE’s press release announcing its results for the first quarter of 2017 to be issued on April 26, 2017, available on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2017 and 2016.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2, Key corporate and business developments, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our network deployment plans and related capital investments, BCE’s 2017 annualized common share dividend, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at April 25, 2017 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at April 25, 2017. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2016 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 25, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 1

1	Overview	MD&A

1 Overview

1.1 Financial highlights

BCE Q1 2017 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Operating revenues
Service	5,051	4,908	143	2.9%
Product	333	362	(29)	(8.0%	)
Total operating revenues	5,384	5,270	114	2.2%
Operating costs	(3,170)	(3,107)	(63)	(2.0%	)
Adjusted EBITDA	2,214	2,163	51	2.4%
Adjusted EBITDA margin(1)	41.1%	41.0%		0.1%
Net earnings attributable to:
Common shareholders	679	707	(28)	(4.0%	)
Preferred shareholders	31	37	(6)	(16.2%	)
Non-controlling interest (NCI)	15	14	1	7.1%
Net earnings	725	758	(33)	(4.4%	)
Adjusted net earnings	758	734	24	3.3%
Net earnings per common share (EPS)	0.78	0.82	(0.04)	(4.9%	)
Adjusted EPS(1)	0.87	0.85	0.02	2.4%

(1)	Adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measures.
(2)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 Internet protocol television (IPTV)) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequent to Q1 2017, as part of a consent agreement with the Competition Bureau, on April 1, 2017, BCE divested approximately one-quarter of the acquired MTS postpaid wireless subscribers to TELUS Communications Inc. (TELUS).
(3)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

2 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	1	Overview	MD&A

BCE statements of cash flows – selected information

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Cash flows from operating activities	1,313	1,290	23	1.8%
Capital expenditures	(852)	(852)	–	–
Free cash flow	489	418	71	17.0%

Q1 2017 financial highlights

BCE generated revenue growth of 2.2% in Q1 2017, compared to the same period last year, from higher service revenue of 2.9%, driven by growth across all three of our segments, moderated by a decrease in product revenues of 8.0% year over year.

Net earnings decreased by 4.4% in the first quarter of 2017, compared to the same period last year, due mainly to increased severance, acquisition and other costs relating to the acquisition of MTS as higher adjusted EBITDA was offset by increased amortization expense and finance costs.

Adjusted EBITDA grew by 2.4% in Q1 2017, compared to the first quarter of 2016, driven by higher service revenue flow-through from growth in wireless, Internet, IPTV and media subscriber revenue, the favourable contribution from the acquisitions of Q9 Networks Inc. (Q9) and MTS and disciplined cost containment at Bell Wireline. This was moderated by significant regulatory pressures across all three of our segments, the continued erosion in our traditional voice, legacy data, and satellite TV revenues, a soft advertising market at Bell Media, higher investment in wireless subscriber retention and acquisition, and increased programming and content costs in our Bell Media segment.

BCE’s EPS of $0.78 in Q1 2017 decreased by $0.04 compared to the same period last year. The average number of BCE common shares outstanding increased as a result of shares issued for the acquisition of MTS in March 2017, which further diluted EPS as compared to Q1 2016.

Excluding the impact of severance, acquisition and other costs, net (losses) gains on investments, impairment charges, and early debt redemption costs, adjusted net earnings in the first quarter of 2017 was $758 million, or $0.87 per common share, compared to $734 million, or $0.85 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2017 increased by $23 million, compared to Q1 2016, due to higher adjusted EBITDA and lower severance and other costs paid, partly offset by higher acquisition and other costs paid and higher income taxes paid.

Free cash flow in Q1 2017 increased by $71 million, compared to the same period last year, due to an increase in cash flows from operating activities excluding acquisition and other costs paid.

1.2 Key corporate and business developments

Acquisition of MTS completed

On March 17, 2017, BCE completed the acquisition of MTS originally announced on May 2, 2016, purchasing all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million and assumed outstanding net debt of $972 million. BCE acquired all of the issued and outstanding common shares of MTS for $40 per share, which was paid 55% through the issuance of BCE common shares and 45% in cash. The cash component of $1,339 million was funded through debt financing and BCE issued approximately 27.6 million common shares for the equity portion of the transaction. The combined companies’ Manitoba operations are now known as Bell MTS. On April 1, 2017, BCE completed the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS for total proceeds of $318 million.

Common share dividend increase

On February 1, 2017, BCE’s Board of Directors (BCE Board) approved a 5.1%, or 14 cents per share, increase in the annual common share dividend from $2.73 per share to $2.87 per share, effective with BCE’s 2017 first quarter dividend paid on April 15, 2017 to common shareholders of record on March 15, 2017. This dividend increase represents BCE’s thirteenth increase to its annual common share dividend since the fourth quarter of 2008, representing a 97% overall increase.

$1.5 billion public debt offering

On February 27, 2017, Bell Canada completed a public offering of $1.5 billion of medium term notes (MTN) debentures in two series pursuant to its MTN program. The $1 billion Series M-44 MTN debentures will mature on February 27, 2024 and carry an annual interest rate of 2.70%. The $500 million Series M-45 MTN debentures will mature on February 27, 2047 and carry an annual interest rate of 4.45%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used principally to partially fund the acquisition by BCE of MTS and to repay short-term debt.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 3

1	Overview	MD&A

Nomination to BCE’s board of directors

On March 8, 2017, BCE announced the nomination of Karen Sheriff for election to the BCE Board and the retirement of Ronald Brenneman from the BCE Board at BCE’s Annual General Shareholder Meeting in Ottawa on April 26, 2017. One of Canada’s most successful telecommunications executives, Ms. Sheriff was most recently President and Chief Executive Officer (CEO) of Q9, from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant from 2008 to 2014, following more than 9 years in senior leadership positions at BCE. Ronald Brenneman will retire from the BCE Board after more than 13 years of distinguished service, including as Chair of the Management Resources and Compensation Committee and as a member of the Pension Fund Committee.

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.6% in 2017, representing a fifty basis point increase from an earlier estimate of 2.1%
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming

4 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2017 compared to Q1 2016. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Operating revenues
Service	5,051	4,908	143	2.9%
Product	333	362	(29)	(8.0%	)
Total operating revenues	5,384	5,270	114	2.2%
Operating costs	(3,170)	(3,107)	(63)	(2.0%	)
Adjusted EBITDA	2,214	2,163	51	2.4%
Adjusted EBITDA margin	41.1%	41.0%		0.1%
Severance, acquisition and other costs	(84)	(42)	(42)	(100.0%	)
Depreciation	(722)	(739)	17	2.3%
Amortization	(185)	(149)	(36)	(24.2%	)
Finance costs
Interest expense	(234)	(219)	(15)	(6.8%	)
Interest on post-employment benefit obligations	(18)	(20)	2	10.0%
Other income	17	23	(6)	(26.1%	)
Income taxes	(263)	(259)	(4)	(1.5%	)
Net earnings	725	758	(33)	(4.4%	)
Net earnings attributable to:
Common shareholders	679	707	(28)	(4.0%	)
Preferred shareholders	31	37	(6)	(16.2%	)
Non-controlling interest	15	14	1	7.1%
Net earnings	725	758	(33)	(4.4%	)
Adjusted net earnings	758	734	24	3.3%
EPS	0.78	0.82	(0.04)	(4.9%	)
Adjusted EPS	0.87	0.85	0.02	2.4%

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q1 2017	Q1 2016	% CHANGE
Wireless subscribers(1)	8,946,476	8,235,963	8.6%
Postpaid(1)	8,144,936	7,401,221	10.0%
High-speed Internet subscribers(1)(2)	3,717,270	3,411,246	9.0%
TV (Satellite and IPTV subscribers)(1)	2,837,353	2,748,495	3.2%
IPTV(1)	1,465,007	1,230,531	19.1%
Total growth services	15,501,099	14,395,704	7.7%
Wireline NAS lines(1)	6,574,274	6,565,508	0.1%
Total services	22,075,373	20,961,212	5.3%

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. Subsequent to Q1 2017, as part of a consent agreement with the Competition Bureau, on April 1, 2017, BCE divested approximately one-quarter of the acquired MTS postpaid wireless subscribers to TELUS.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 5

2	Consolidated financial analysis	MD&A

BCE NET ACTIVATIONS (LOSSES)

	Q1 2017	Q1 2016	% CHANGE
Wireless subscribers	672	(9,868)	106.8%
Postpaid	35,782	25,805	38.7%
High-speed Internet subscribers	14,989	19,783	(24.2%	)
TV (Satellite and IPTV subscribers)	(15,663)	9,999	(256.6%	)
IPTV	22,402	47,740	(53.1%	)
Total growth services	(2)	19,914	(100.0%	)
Wireline NAS lines	(103,274)	(107,632)	4.0%
Total services	(103,276)	(87,718)	(17.7%	)

BCE net new customer connections from growth services in Q1 2017 were relatively flat and comprised of:

  35,782 postpaid wireless customers, partly offset by the loss of 35,110 prepaid wireless customers
  14,989 high-speed Internet customers
  38,065 satellite TV customer losses, partly offset by 22,402 IPTV customer connections

NAS net losses of 103,274 in Q1 2017 improved by 4.0% compared to the same period last year.

Total BCE customer connections across all services increased by 5.3% in Q1 2017 compared to Q1 of last year, driven by the subscribers acquired as part of the acquisition of MTS. Excluding the impact of the acquisition of MTS, total customer connections declined by 0.6% in Q1 2017, due to continued but moderating erosion in traditional wireline NAS lines, offset in part by the increase in our growth services customer base.

At March 31, 2017, BCE customer connections totalled 22,075,373 and were comprised of the following:

  8,946,476 wireless subscribers (including 476,932 subscribers acquired from MTS on March 17, 2017), up 8.6% compared to Q1 2016, and included 8,144,936 postpaid wireless subscribers (including 418,427 subscribers acquired from MTS), an increase of 10.0% compared to Q1 2016
  3,717,270 high-speed Internet subscribers (including 229,470 subscribers acquired from MTS), 9.0% higher year over year
  2,837,353 total TV subscribers (including 108,107 acquired from MTS), up 3.2%, compared to Q1 2016 which included 1,465,007 IPTV customers (including 104,661 subscribers acquired from MTS), up 19.1% year over year
  6,574,274 total NAS lines (including 419,816 acquired from MTS), an improvement of 0.1% compared to Q1 of last year

2.3 Operating revenues

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Bell Wireless	1,814	1,693	121	7.1%
Bell Wireline	2,980	2,983	(3)	(0.1%	)
Bell Media	751	741	10	1.3%
Inter-segment eliminations	(161)	(147)	(14)	(9.5%	)
Total BCE operating revenues	5,384	5,270	114	2.2%

BCE

Total operating revenues for BCE were up 2.2% in the first quarter of 2017, compared to the first quarter of 2016, attributable to growth in both our Bell Wireless and Bell Media segments, offset in part by a modest decline in our Bell Wireline segment. This consisted of service revenues of $5,051 million, which increased by 2.9% compared to Q1 2016, and product revenues of $333 million, which declined by 8.0% over the first quarter of 2016.

6 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

BELL WIRELESS

Bell Wireless operating revenues were up 7.1% in the first quarter of 2017, compared to the same period last year, attributable to service revenue growth of 8.0%, driven by a larger postpaid customer base coupled with the continued growth in blended average revenue per user (ARPU) and the acquisition of MTS on March 17, 2017. The year-over-year increase in blended ARPU was driven by higher average monthly access rates due to the flow-through of 2016 industry pricing initiatives, growth in the proportion of postpaid subscribers in our total customer base, as well as greater smartphone penetration and a growing base of postpaid Long-term Evolution (LTE) and LTE Advanced (LTE-A) customers in our subscriber mix which continued to drive greater data consumption. The year-over-year growth in service revenues was moderated in part by the unfavourable impact from Telecom Decision CRTC 2016-171, issued by the Canadian Radio-television and Telecommunications Commission (CRTC) on May 5, 2016 (Telecom Decision CRTC 2016-171), related to 30-day cancellation policies which clarified that service providers must provide pro-rated refunds, based on the number of days left in the last monthly billing cycle after cancellation (certain aspects of which are currently the subject matter of an application for clarification by TELUS Communications Company pursuant to the Telecommunications Act and Part 1 of the CRTC Rules of Practice). The year-over-year growth in service revenues was also moderated by the increased adoption of all-inclusive rate plans generating lower out of bundle usage. Product revenues decreased by 5.7% in the first quarter of 2017, compared to the prior year, mainly as a result of greater promotional offers in a highly competitive marketplace, moderated in part by a higher number of postpaid gross activations and upgrades along with a greater proportion of premium smartphone devices in our sales mix.

BELL WIRELINE

Bell Wireline operating revenues remained essentially stable, decreasing by 0.1% in Q1 2017, compared to the same period last year, reflecting service revenue growth of 0.7% and product revenue decline of 8.8%. Service revenues were up year over year despite significant regulatory pressures from the unfavourable CRTC rulings in 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision CRTC 2016-171. The year-over-year increase in service revenues was driven by continued Internet and IPTV subscriber growth together with higher household ARPU due in part to residential rate increases, moderated by greater acquisition and retention discounts due to aggressive offers from cable competitors. The acquisitions of Q9 in the fourth quarter of 2016 and MTS on March 17, 2017 also contributed to service revenue growth, offset in part by the ongoing erosion in our voice and legacy data services and a declining satellite TV subscriber base. The decline in product revenues was mainly attributable to lower demand from large business customers for voice and data equipment due to a slowing economy.

BELL MEDIA

Bell Media operating revenues grew 1.3% in Q1 2017, compared to Q1 2016, driven by an increase in subscriber revenues from Bell Media’s expansion of The Movie Network (TMN) into a national pay TV service in March 2016, higher revenues from contract renewals with broadcasting distribution undertakings (BDUs) and further growth from CraveTV and our TV Everywhere Go products driven by a greater number of subscribers. This growth was moderated by a decline in TV and radio advertising revenues due to overall market softness along with the unfavourable impact in conventional TV advertising revenues from the CRTC’s decision to eliminate simultaneous substitution for the National Football League (NFL) Super Bowl. This was only partly offset by higher out-of-home (OOH) advertising revenues from the acquisition of Cieslok Media Ltd. (Cieslok Media) in January 2017 and the favourable contribution from contract wins.

2.4 Operating costs

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Bell Wireless	(996)	(932)	(64)	(6.9%	)
Bell Wireline	(1,718)	(1,726)	8	0.5%
Bell Media	(617)	(596)	(21)	(3.5%	)
Inter-segment eliminations	161	147	14	9.5%
Total BCE operating costs	(3,170)	(3,107)	(63)	(2.0%	)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 7

2	Consolidated financial analysis	MD&A

BCE

Total BCE operating costs increased by 2.0% in Q1 2017, compared to the first quarter of 2016, driven by higher costs in our Bell Wireless and Bell Media segments, moderated by cost savings realized in our Bell Wireline segment.

BELL WIRELESS

Bell Wireless operating costs increased by 6.9% in Q1 2017 compared to last year. The year-over-year increase in operating costs reflected:

  Higher customer retention spending mainly attributable to greater promotional pricing due to a competitive market coupled with a greater proportion of premium smartphone devices in our upgrade mix
  Increased subscriber acquisition costs driven by higher year-over-year gross activations, higher sales of more expensive smartphones, greater promotional pricing due to a competitive marketplace and a larger proportion of postpaid gross activations in our activation mix
  Higher network operating costs relating to the expansion of network capacity to support subscriber growth and greater data consumption
  Higher labour costs to support the growth in the business
  The acquisition of MTS on March 17, 2017

BELL WIRELINE

Bell Wireline operating costs declined by 0.5% in Q1 2017, compared to the same period last year, as a result of:

  Lower labour costs due to workforce reductions and vendor contract savings
  Decreased cost of goods sold consistent with lower product sales
  Lower bad debt expense

These factors were partially offset by:

  Increased marketing and sales spend in our retail market to support subscriber acquisition
  Increased network repairs and maintenance costs driven by a winter storm in Atlantic Canada
  Higher operating costs as a result of the acquisitions of Q9 and MTS

BELL MEDIA

Bell Media operating costs increased by 3.5% in Q1 2017, compared to Q1 2016, mainly due to the higher programming and content costs relating to the TMN national expansion and CraveTV ramp-up, an increase in the cost of sports broadcast rights, additional expenses from the Cieslok Media acquisition, as well as the execution of OOH contracts awarded in 2016. This increase in operating costs was offset in part by lower labour costs.

2.5 Net earnings

Net earnings decreased by 4.4% in the first quarter of 2017, compared to the same period last year, due mainly to increased severance, acquisition and other costs relating to the acquisition of MTS as higher adjusted EBITDA was offset by increased amortization expense and finance costs.

8 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	2	Consolidated financial analysis	MD&A

2.6 Adjusted EBITDA

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Bell Wireless	818	761	57	7.5%
Bell Wireline	1,262	1,257	5	0.4%
Bell Media	134	145	(11)	(7.6%	)
Total BCE adjusted EBITDA	2,214	2,163	51	2.4%
BCE adjusted EBITDA margin	41.1%	41.0%		0.1%

BCE

BCE’s adjusted EBITDA was 2.4% higher in the first quarter of 2017, compared to prior year, driven by growth in our Bell Wireless and Bell Wireline segments, tempered by a decline in our Bell Media segment. This resulted in adjusted EBITDA margin of 41.1% in Q1 2017, which was essentially stable compared to the 41.0% achieved in Q1 2016.

This growth in adjusted EBITDA was driven by higher service revenue flow-through from growth in wireless, Internet, IPTV and media subscriber revenues, the favourable contribution as a result of the acquisitions of Q9 and MTS, and disciplined cost containment at Bell Wireline. This was moderated by significant regulatory pressures across all three of our segments, the continued erosion in our traditional voice, legacy data, and satellite TV revenues, a soft advertising market in Bell Media, higher investment in wireless subscriber retention and acquisition and increased programming and content costs in our Bell Media segment.

BELL WIRELESS

Bell Wireless adjusted EBITDA grew by 7.5% in the first quarter of 2017, compared to the prior year, reflecting higher operating revenues driven by the continued growth in our customer base and blended ARPU, which more than offset the year-over-year increase in operating expenses driven by our greater investment in customer retention and acquisition. This resulted in a modest decrease to adjusted EBITDA margin, based on wireless operating service revenues, to 47.7% this quarter compared to 47.9% achieved last year.

BELL WIRELINE

Bell Wireline adjusted EBITDA increased by 0.4% in Q1 2017, compared to the same period last year, as a result of the revenue growth from our Internet and IPTV businesses, continued effective cost containment and the favourable contribution as a result of the acquisitions of Q9 and MTS. This growth was moderated by significant regulatory pressures and the ongoing decline of satellite TV and higher margin voice and legacy data revenues, including continued re-pricing pressures and market softness in our business market.

BELL MEDIA

Bell Media adjusted EBITDA decreased by 7.6% in Q1 2017, compared to Q1 2016, due to the flow-through of advertising revenues pressures, including the impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl and the higher content costs to secure TV programming. This was moderated by growth in subscriber revenues.

2.7 Severance, acquisition and other costs

2017

Severance, acquisition and other costs of $84 million in the first quarter of 2017 included:

  Severance costs related to workforce reduction initiatives of $31 million
  Acquisition and other costs of $53 million in Q1 2017, including transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, as well as a loss on sale of spectrum licences to Xplornet Communications Inc. (Xplornet) relating to the MTS acquisition.

2016

Severance, acquisition and other costs of $42 million in the first quarter of 2016 included:

  Severance costs related to workforce reduction initiatives of $22 million
  Acquisition and other costs of $20 million in Q1 2016 related to transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, as well as severance and integration costs relating to the privatization of Bell Aliant Inc.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 9

2	Consolidated financial analysis	MD&A

2.8 Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2017 decreased by $17 million, compared to Q1 2016, mainly due to an increase of the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The changes in useful lives have been applied prospectively, effective January 1, 2017, and are not expected to have a significant impact on our financial statements.

AMORTIZATION

Amortization in Q1 2017 increased by $36 million compared to Q1 2016 due mainly to a higher asset base.

2.9 Finance costs

INTEREST EXPENSE

Interest expense in the first quarter of 2017 increased by $15 million, compared to the same period last year, mainly as a result of higher average debt levels, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2017, the discount rate was 4.0% as compared to 4.2% on January 1, 2016.

In the first quarter of 2017, interest expense decreased by $2 million compared to the same period last year due to a lower net post-employment benefit obligation.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10 Other income

2017

Other income of $17 million in the first quarter of 2017 included mark-to-market gains on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases and income from our equity investments, partly offset by losses on retirements and disposals of property, plant and equipment and intangible assets and losses on investments.

2016

Other income of $23 million in the first quarter of 2016 included gains on investments and mark-to-market gains on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases and early debt redemption costs.

2.11 Income taxes

Income taxes of $263 million in the first quarter of 2017 increased by $4 million, compared to the same period last year, due mainly to a lower value of uncertain tax positions favourably resolved in Q1 2017 compared to Q1 2016, partly offset by lower taxable income.

2.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $679 million in the first quarter of 2017 decreased by $28 million, compared to the same period last year, due mainly to increased severance, acquisition and other costs related to the acquisition of MTS as higher adjusted EBITDA was offset by increased amortization and finance costs.

BCE’s EPS of $0.78 in Q1 2017 decreased by $0.04 compared to the same period last year. The average number of BCE common shares outstanding increased as a result of shares issued for the acquisition of MTS in March 2017 which further diluted EPS as compared to Q1 2016.

Excluding the impact of severance, acquisition and other costs, net (losses) gains on investments, impairment charges, and early debt redemption costs, adjusted net earnings in the first quarter of 2017 was $758 million, or $0.87 per common share, compared to $734 million, or $0.85 per common share, for the same period last year.

10 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireless	MD&A

3 Business segment analysis

3.1 Bell Wireless

Key business developments

LTE-A NETWORK EXPANSION

Bell continued the rollout of its Dual-band LTE Advanced (LTE-A) wireless network, now providing service to 74% of the Canadian population at data speeds of up to 260 Megabits per second (Mbps) (expected average download speeds of 18 to 74 Mbps), with plans to cover approximately 87% of the Canadian population by the end of 2017 up from our previous estimate of 83% due to the inclusion of Manitoba as a result of BCE’s acquisition of MTS.

In addition, Tri-band LTE-A wireless service, enabled by aggregating Personal Communications Services (PCS), Advanced Wireless Services-1 (AWS-1) and 700 Megahertz (MHz) spectrum, that delivers mobile data speeds of up to 335 Mbps when using compatible devices (expected average download speeds of 25 to 100 Mbps) is available in a number of cities and areas, including Halifax, Fredericton, Moncton, Saint John, Sydney, St. John’s, Toronto, Hamilton, Oakville, London, Kitchener-Waterloo, Niagara Falls, Muskoka Lakes, Sudbury, Sarnia, Trois-Rivières and Chicoutimi.

Bell has also begun to roll out four-carrier aggregation in select areas, which enables data speeds up to 560 Mbps (expected average download speeds of 41 to 166 Mbps). More than 500 sites in select markets are already enabled, including Moncton, Fredericton, Saint John, Halifax, St. John’s, London, Waterloo, Guelph, Hamilton, and Burlington.

LTE-A is complemented by our national Fourth Generation (4G) LTE mobile network, reaching 98% of Canadians at the end of Q1 2017 and offering data speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 to 40 Mbps).

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility Inc. (Bell Mobility) and Virgin Mobile Canada (Virgin Mobile) continued to bring customers the latest in wireless devices with the introduction of a number of new 4G LTE smartphones and other devices from leading handset manufacturers, including the Samsung Galaxy S8 and S8+ smartphones, the special edition Red iPhone 7 and iPhone 7 Plus and the new iPad from Apple, the LG G6 and LG V20 smartphones, and the Samsung Galaxy A5 smartphone.

Financial performance analysis

Q1 2017 PERFORMANCE HIGHLIGHTS

Bell Wireless Revenues
(in $ millions)

$1,693
$1,814
94%
95%
6%
5%
Q1 2016
Q1 2017
Service
Product
+7.1%

Bell Wireless Adjusted EBITDA
(in $ millions)
(adjusted EBITDA as a percentage of service revenues)

$761
in Q1 2016
47.9%
$818
in Q1 2017
47.7%

+7.5%

Postpaid subscriber growth [1]

+10.0%

in Q1 2017 vs. Q1 2016

Postpaid net activations

35,782

in Q1 2017

Postpaid churn
in Q1 2017

1.17%

increased 0.02 pts vs. Q1 2016

Blended ARPU
per month

Q1 2017: $65.66
Q1 2016: $63.02

+4.2%

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base increased by 476,932 subscribers (418,427 postpaid). Subsequent to Q1 2017, as part of a consent agreement with the Competition Bureau, on April 1, 2017, BCE divested approximately one-quarter of the acquired MTS postpaid wireless subscribers to TELUS.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 11

3	Business segment analysis Bell Wireless	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
External service revenues	1,705	1,579	126	8.0%
Inter-segment service revenues	10	9	1	11.1%
Total operating service revenues	1,715	1,588	127	8.0%
External product revenues	99	104	(5)	(4.8%	)
Inter-segment product revenues	–	1	(1)	(100.0%	)
Total operating product revenues	99	105	(6)	(5.7%	)
Total Bell Wireless revenues	1,814	1,693	121	7.1%

Bell Wireless operating revenues grew by 7.1% in the first quarter of 2017, compared to the same period last year, as a result of higher service revenues, partly offset by lower product revenues.

  Service revenues were up 8.0% in Q1 2017, compared to the prior year, driven by a larger postpaid subscriber base along with blended ARPU growth and the favourable contribution as a result of the acquisition of MTS on March 17, 2017. The increase in blended ARPU reflected higher average monthly rates due to the flow-though of 2016 industry pricing initiatives, growth in the proportion of postpaid subscribers in our total customer base, as well as greater smartphone penetration and a growing base of postpaid LTE and LTE-A customers in our subscriber mix which continued to drive greater data consumption. The year-over-year growth in service revenues was moderated in part by the unfavourable impact of Telecom Decision CRTC 2016-171 and the increased adoption of all-inclusive rate plans generating lower out of bundle usage.
  Product revenues decreased by 5.7% in the first quarter of 2017, compared to Q1 2016, primarily due to greater promotional offers due to a competitive marketplace, partially offset by higher gross activations and upgrades along with a greater proportion of more expensive smartphone devices in our sales mix

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Operating costs	(996)	(932)	(64)	(6.9%	)
Adjusted EBITDA	818	761	57	7.5%
Total adjusted EBITDA margin	45.1%	44.9%		0.2%
Adjusted EBITDA margin (service revenues)	47.7%	47.9%		(0.2%	)

Bell Wireless operating costs increased by 6.9% in Q1 2017, compared to Q1 2016, as a result of:

  Higher customer retention spending mainly attributable to greater promotional pricing due to a competitive market coupled with a greater proportion of premium smartphone devices in our upgrade mix
  Increased subscriber acquisition costs driven by higher year-over-year gross activations, higher sales of more expensive smartphones, greater promotional pricing due to a competitive marketplace and a larger proportion of postpaid gross activations in our activation mix
  Higher network operating costs relating to the expansion of network capacity to support subscriber growth
  Higher labour costs to support the growth in the business
  The acquisition of MTS on March 17, 2017

Bell Wireless adjusted EBITDA was up 7.5% in the first quarter of 2017, compared to the same period last year, as the higher operating revenues driven by the continued growth in our customer base and blended ARPU more than offset the year-over-year increase in operating expenses driven by our greater investment in customer retention and acquisition. This corresponded to a modest decrease to adjusted EBITDA margin, based on wireless operating service revenues, of 47.7% this quarter compared to 47.9% achieved last year.

12 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireless	MD&A

BELL WIRELESS OPERATING METRICS

	Q1 2017	Q1 2016	CHANGE	% CHANGE
Blended ARPU ($/month)	65.66	63.02	2.64	4.2%
Gross activations	348,452	331,623	16,829	5.1%
Postpaid	296,616	275,415	21,201	7.7%
Prepaid	51,836	56,208	(4,372)	(7.8%	)
Net activations (losses)	672	(9,868)	10,540	106.8%
Postpaid	35,782	25,805	9,977	38.7%
Prepaid	(35,110)	(35,673)	563	1.6%
Blended churn % (average per month)	1.36%	1.38%		0.02%
Postpaid	1.17%	1.15%		(0.02%	)
Prepaid	3.29%	3.42%		0.13%
Subscribers(1)	8,946,476	8,235,963	710,513	8.6%
Postpaid(1)	8,144,936	7,401,221	743,715	10.0%
Prepaid	801,540	834,742	(33,202)	(4.0%	)

(1)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base increased by 476,932 subscribers (418,427 postpaid). Subsequent to Q1 2017, as part of a consent agreement with the Competition Bureau, on April 1, 2017, BCE divested approximately one-quarter of the acquired MTS postpaid wireless subscribers to TELUS.

Blended ARPU of $65.66 increased by 4.2% in Q1 2017 compared to Q1 2016. The increase was driven by growth in postpaid ARPU as a result of the flow-through of 2016 industry pricing initiatives, growth in the proportion of postpaid subscribers in our total customer base, and a greater mix of postpaid customers with smartphones and other data devices in our total customer base, resulting in greater data consumption from e-mail, web browsing, social networking, mobile banking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The higher speeds enabled by the continued expansion of our 4G LTE and LTE-A networks also drove greater data consumption which further contributed to the growth in blended ARPU. This was moderated by the negative impact of Telecom Decision CRTC 2016-171 along with the unfavourable impact of richer plans with higher data usage thresholds, unlimited local and long distance calling, and a greater mix of shared plans.

Total gross wireless activations increased by 5.1% in the first quarter of 2017, compared to the same period last year, reflecting a higher number of postpaid gross activations, while prepaid gross activations declined year over year.

  Postpaid gross activations increased by 7.7%, year over year, reflecting the continued effectiveness of our promotional activities despite ongoing competitive pressures and a maturing wireless market.
  Prepaid gross activations decreased by 7.8% in the first quarter of 2017, due to our continued focus on postpaid customer acquisitions

Blended wireless churn improved by 0.02% in Q1 2017, compared to the prior year, reflecting lower prepaid churn while postpaid churn was slightly higher year over year.

  Postpaid churn deteriorated by 0.02% in the first quarter of 2017 to 1.17%, compared to 1.15% in Q1 2016, due primarily to higher business customer deactivations, offset in part by the positive impact of our ongoing investment in customer retention
  Prepaid churn improved by 0.13% in Q1 2017, compared to last year, to 3.29%, as a result of fewer customer deactivations compared to Q1 2016

Postpaid net activations increased by 38.7% in the first quarter of 2017, compared to last year, due to higher gross activations offset partly by higher customer deactivations.

Prepaid net customer losses improved by 1.6% in Q1 2017, compared to last year, driven by fewer customer deactivations, partially offset by lower gross activations.

Wireless subscribers totalled 8,946,476 at March 31, 2017, including 476,932 subscribers acquired on March 17, 2017 from MTS, representing an increase of 8.6% since the end of the first quarter of 2016. As part of a consent agreement with the Competition Bureau, on April 1, 2017 we divested approximately one-quarter of the acquired MTS postpaid wireless subscribers to TELUS. The proportion of Bell Wireless customers subscribing to postpaid service increased to 91% in Q1 2017 from 90% in Q1 2016.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 13

3	Business segment analysis Bell Wireless	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 87% of the Canadian population, including Manitoba
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

14 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireline	MD&A

3.2 Bell Wireline

Key business developments

CITY OF MONTRÉAL FIBRE INFRASTRUCTURE BUILDOUT

On March 27, 2017, Bell announced that it will invest a further $854 million to bring direct fibre links and the fastest Internet speeds available to 1.1 million residences and business locations throughout Montréal. The $854 million investment will be fully funded by Bell and represents the largest-ever communications infrastructure project in Québec. More than 90% of Bell’s network in the city is on aerial structures already in place, which will help to speed the deployment of fibre-to-the-premise (FTTP) connections. Bell’s broadband FTTP network enables the Gigabit Fibe Internet service that is already available in several thousand locations in Montréal. Gigabit Fibe currently delivers download speeds of up to a full Gigabit per second (Gbps) with the flexible nature of fibre technology that will enable the delivery of Internet access speeds of up to 10 Gbps and 40 Gbps in the future. Montréal will join a growing number of centres across Québec that are fully wired with Bell fibre, including Québec City where fibre deployment was launched in 2012. By the end of the year, Bell fibre is expected to reach approximately 40% of homes and businesses throughout the province of Québec.

BELL NAMED A LEADER IN CANADIAN SECURITY SERVICES MARKET

In February 2017, International Data Corporation (IDC) Canada named Bell a leader in delivering security services for business customers. Bell is the only telecom company in IDC’s Leaders Category, which includes large multinationals such as CGI Group Inc. (CGI), International Business Machines Corporation (IBM) and Deloitte Touche Tohmatsu Limited (Deloitte). Evaluators noted that Bell’s extensive network enables us to quickly leverage cyber threat intelligence to provide a complete range of advanced threat detection, mitigation and prevention services.

Financial performance analysis

Q1 2017 PERFORMANCE HIGHLIGHTS

Bell Wireline
Revenues
(in $ millions)

$2,983
$2,980
91%
92%
9%
8%
Service
Product
Q1 2016
Q1 2017

(0.1%)

Bell Wireline
Adjusted EBITDA
(in $ millions)
(% adjusted EBITDA margin)

$1,257
in Q1 2016
42.1%
$1,262
in Q1 2017
42.3%

+0.4%

TV[1]

+3.2%

Subscriber growth
Q1 2017 vs. Q1 2016

IPTV

22,402

Total net subscriber activations
in Q1 2017

High-speed Internet[1][2]

+9.0%

Subscriber growth
Q1 2017 vs. Q1 2016

High-speed Internet

14,989

Total net subscriber activations
in Q1 2017

NAS lines[1]

+0.1%

Subscriber increase
in Q1 2017

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business), respectively.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 15

3	Business segment analysis Bell Wireline	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Data	1,707	1,657	50	3.0%
Local and access	775	789	(14)	(1.8%	)
Long distance	168	191	(23)	(12.0%	)
Other services	44	47	(3)	(6.4%	)
Total external service revenues	2,694	2,684	10	0.4%
Inter-segment service revenues	49	39	10	25.6%
Total operating service revenues	2,743	2,723	20	0.7%
Data	123	137	(14)	(10.2%	)
Equipment and other	111	121	(10)	(8.3%	)
Total external product revenues	234	258	(24)	(9.3%	)
Inter-segment product revenues	3	2	1	50.0%
Total operating product revenues	237	260	(23)	(8.8%	)
Total Bell Wireline revenues	2,980	2,983	(3)	(0.1%	)

Bell Wireline operating revenues remained relatively stable year over year with a 0.1% decline in Q1 2017 compared to Q1 2016, as decreases in local and access, long distance, other services and product revenues, were largely offset by growth in data service revenue.

Bell Wireline service revenues increased by 0.7% in the first quarter of 2017, compared to the same period last year, and improved significantly over the 1.3% decline experienced in Q1 2016, despite significant regulatory pressures due to the unfavourable CRTC rulings from 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision 2016-171. The year-over-year increase in service revenues was driven by continued Internet and IPTV subscriber growth together with higher household ARPU due in part to residential rate increases, moderated by greater acquisition and retention discounts driven by aggressive offers from cable competitors. The acquisitions of Q9 in the fourth quarter of 2016 and MTS on March 17, 2017 also contributed to service revenue growth, offset in part by the ongoing erosion in our voice and legacy data services and a declining satellite TV subscriber base.

  Data revenues increased by 3.0% in the first quarter of 2017, compared to Q1 2016, as a result of Internet and IPTV subscriber growth and rate increases, higher business solutions services revenue due in part to the acquisition of Q9, growth in IP-based services and the contribution from Bell MTS. This was moderated by the unfavourable impact of the CRTC regulatory rulings from 2016 relating to lower revised interim rates, effective October 2016, for aggregated wholesale high-speed Internet access services as well as relating to Telecom Decision 2016-171. The continued erosion in legacy data, a declining satellite TV subscriber base and greater retention and acquisition discounts on residential TV and Internet services due to aggressive offers from cable competitors, also moderated the growth in data revenues.
  Local and access revenues declined by 1.8% in Q1 2017, compared to the first quarter of 2016, driven by ongoing NAS line erosion due to technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services, as well as the unfavourable impact from Telecom Decision 2016-171, which was moderated by residential rate increases and the contribution of Bell MTS
  Long distance revenues decreased by 12.0% in Q1 2017, compared to Q1 2016, resulting from fewer minutes of use by residential and business customers, driven by NAS line erosion, technology substitution to wireless and over-the-top (OTT) Internet-based services, ongoing rate pressures in our residential market from customer adoption of premium rate plans and lower sales of international long distance minutes in our wholesale market

Product operating revenue declined by 8.8% in the first quarter of 2017, compared to Q1 of the prior year, attributable to lower demand from large business customers for data and voice equipment due to a slowing economy and competitive pressures in our wholesale market.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Operating costs	(1,718)	(1,726)	8	0.5%
Adjusted EBITDA	1,262	1,257	5	0.4%
Adjusted EBITDA margin	42.3%	42.1%		0.2%

Bell Wireline operating costs decreased by $8 million, or 0.5%, in the first quarter of 2017 compared to Q1 2016 driven by:

  Lower labour costs due to workforce reductions and vendor contract savings
  Decreased cost of goods sold consistent with lower product sales
  Lower bad debt expense

These factors were partially offset by:

  Increased marketing and sales spend in our retail market to support subscriber acquisition
  Increased network repairs and maintenance costs driven by a winter storm in Atlantic Canada
  Higher operating costs as a result of the acquisitions of Q9 and MTS

16 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Wireline	MD&A

Bell Wireline adjusted EBITDA increased by 0.4% in Q1 2017, compared to the same period last year, with a corresponding adjusted EBITDA margin improvement to 42.3% compared to 42.1% achieved in Q1 2016. The year-over-year increase in adjusted EBITDA reflected:

  The continued growth from our Internet and IPTV businesses in a highly competitive market
  Ongoing effective cost containment
  The contribution from the Q9 and MTS acquisitions

These factors were partially offset by:

  Unfavourable CRTC regulatory rulings from 2016 relating to Internet tariffs for aggregated wholesale high-speed access services and Telecom Decision 2016-171
  Ongoing decline of satellite TV revenues and of higher margin voice and legacy data revenues, including continued re-pricing pressures and market softness in our business market

BELL WIRELINE OPERATING METRICS

Data

High-speed Internet

	Q1 2017	Q1 2016	CHANGE	% CHANGE
High-speed Internet net activations	14,989	19,783	(4,794)	(24.2%	)
High-speed Internet subscribers(1) (2)	3,717,270	3,411,246	306,024	9.0%

(1)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet subscriber base increased by 229,470.
(2)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

High-speed Internet subscriber net activations declined by 24.2% in Q1 2017, compared to Q1 2016, from higher retail residential churn driven by increasingly aggressive offers from cable competitors. This was partly mitigated by higher activations from the launch of Home Internet service in the second half of 2016 by Virgin Mobile, the favourable impact of higher pull-through of our IPTV service bundle offers, increased retail activations in our fibre-to-the-home (FTTH) footprint, higher wholesale residential net activations and modest growth from our business market.

High-speed Internet subscribers at March 31, 2017 totalled 3,717,270, including 229,470 subscribers acquired from MTS, up 9.0% from the end of Q1 2016. Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

TV

	Q1 2017	Q1 2016	CHANGE	% CHANGE
Net subscriber (losses) activations	(15,663)	9,999	(25,662)	(256.6%	)
IPTV	22,402	47,740	(25,338)	(53.1%	)
Total subscribers(1)	2,837,353	2,748,495	88,858	3.2%
IPTV(1)	1,465,007	1,230,531	234,476	19.1%

(1)	As a result of the acquisition of MTS on March 17, 2017, our TV subscriber base increased by 108,107 (104,661 IPTV).

IPTV net subscriber activations decreased by 53.1% in the first quarter of 2017, compared to the same period last year, driven by a higher number of retail customers coming off promotional offers, aggressive offers from the cable competitors for service bundles, the impact of maturing Fibe TV markets, and slower IPTV footprint expansion in 2017.

Satellite TV net customer losses increased by 0.9% in Q1 2017, compared to the first quarter of 2016, attributable to lower residential activations, driven by aggressive promotional offers from cable competitors, particularly in areas where Fibe TV services are not available, mitigated in part by lower customer losses in our small business market.

Total TV net subscriber activations (IPTV and satellite TV combined) declined by 25,662 in Q1 2017, compared to Q1 of the prior year, due to lower IPTV net activations and higher satellite TV net losses, as described above.

IPTV subscribers at March 31, 2017 totalled 1,465,007, including 104,661 subscribers acquired from MTS, up 19.1% from 1,230,531 subscribers reported at the end of Q1 2016.

Satellite TV subscribers at March 31, 2017 totalled 1,372,346, including 3,446 subscribers acquired from MTS, down 9.6% from 1,517,964 subscribers at the end of Q1 of last year.

Total TV subscribers (IPTV and satellite TV combined) at March 31, 2017 were 2,837,353, including 108,107 subscribers acquired from MTS, representing a 3.2% increase since the end of the first quarter of 2016.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 17

3	Business segment analysis Bell Wireline	MD&A

Local and access

	Q1 2017	Q1 2016	CHANGE	% CHANGE
NAS LINES
Residential(1)	3,399,981	3,466,304	(66,323)	(1.9%	)
Business(1)	3,174,293	3,099,204	75,089	2.4%
Total	6,574,274	6,565,508	8,766	0.1%
NAS NET LOSSES
Residential	(73,421)	(67,428)	(5,993)	(8.9%	)
Business	(29,853)	(40,204)	10,351	25.7%
Total	(103,274)	(107,632)	4,358	4.0%

(1)	As a result of the acquisition of MTS on March 17, 2017, our NAS subscriber base increased by 419,816 (223,663 residential and 196,153 business).

NAS net losses improved by 4.0% in Q1 2017, compared to Q1 2016, due to lower business net losses, partly offset by higher residential net losses.

Residential NAS net losses grew by 8.9% in Q1 2017, compared to the first quarter of 2016, as a result of aggressive competitive offers from cable TV providers, ongoing wireless and Internet-based technology substitution, as well as a greater number of retail customers coming off promotional offers. This was moderated by higher activations driven by greater pull-through from our IPTV service bundle offers and greater acquisition of three-product households.

Business NAS net losses improved by 25.7% in Q1 2017, compared to Q1 2016, driven by fewer competitive losses in our large business market, and higher activations in our small business market. This was offset in part by greater customer migrations to IP-based services, and reduced demand for new access lines from large business customers resulting from a slowing economy.

NAS subscribers at March 31, 2017 totalled 6,574,274, including 419,816 subscribers acquired from MTS, up 0.1% from 6,565,508 subscribers reported at the end of Q1 2016, compared to a subscriber base erosion of 6.4% experienced in the first quarter of 2016.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

18 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	3	Business segment analysis Bell Media	MD&A

3.3 Bell Media

Key business developments

BELL MEDIA LEADERSHIP CHANGES

On February 27, 2017, Randy Lennox was appointed the new President of Bell Media following the departure of Mary Ann Turcke for a new opportunity with the NFL. As President of Bell Media, Mr. Lennox leads all strategy and operations for Canada’s largest media company, including conventional, pay and specialty TV, radio, digital media, OOH advertising and special projects. Mr. Lennox was promoted from his position as Bell Media’s President, Content and Broadcasting, responsible for the CTV Networks; all local radio and TV assets; English-language specialty channels, all of Bell Media’s in-house and independent English-language content productions; and iHeartRadio Canada, the international brand brought to Bell Media in 2016.

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING

Bell Media and its production partners were honoured with 53 awards by the Academy of Canadian Cinema and Television at the recent annual Canadian Screen Awards, which recognizes excellence in Canadian film, TV and digital media productions. Showcasing its growing commitment to creating and developing exceptional original Canadian content, Bell Media and its partners took home 35 TV awards, with wins in major categories including Best Dramatic Series, Best Comedy Series, Best Reality/Competition Program or Series, Best Music Program or Series, Best Talk Program or Series, and Best News or Information Program. TSN garnered a total of four awards, more than all other sports broadcasters, including Best Direction in a Live Sporting Event for the 2016 Grey Cup. Bell Media-supported film projects won 18 awards, including Best Motion Picture, Best Direction, Best Performance by an Actress in a Leading Role, and Best Original Screenplay.

EXTENSION OF NASCAR MEDIA RIGHTS

Bell Media reached a multi-year media rights extension with NASCAR, with TSN and RDS retaining exclusive Canadian media rights to all Monster Energy NASCAR Cup Series and NASCAR Xfinity Series races across all platforms. TSN and RDS will continue to broadcast all races, including exclusive Canadian coverage of the Daytona 500. The multi-platform agreement features expanded digital rights, with TSN and RDS delivering comprehensive coverage of these NASCAR series across the networks’ digital and social media platforms.

Financial performance analysis

Q1 2017 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Total external revenues	652	645	7	1.1%
Inter-segment revenues	99	96	3	3.1%
Total Bell Media revenues	751	741	10	1.3%

Bell Media operating revenues increased by 1.3% in Q1 2017, compared to the same period in 2016, reflecting higher subscriber revenues moderated by a decline in advertising revenues.

Subscriber revenues were up in Q1 2017, compared to the same period last year, as Bell Media continued to benefit from the expansion of TMN into a national pay TV service in March 2016, increased revenues from contract renewals with BDUs and higher revenues from CraveTV and our TV Everywhere Go Products driven by subscriber growth.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 19

3	Business segment analysis Bell Media	MD&A

Advertising revenues decreased in Q1 2017, compared to the same period last year, driven by:

  Lower conventional TV advertising revenues due to the negative impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl
  Overall market softness unfavourably impacting both TV and radio advertising

This was partly offset by:

  Higher OOH advertising revenues as a result of the Cieslok Media acquisition in January 2017 and the positive contribution from contracts secured in 2016

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Operating costs	(617)	(596)	(21)	(3.5%	)
Adjusted EBITDA	134	145	(11)	(7.6%	)
Adjusted EBITDA margin	17.8%	19.6%		(1.8%	)

Bell Media operating costs increased by 3.5% in Q1 2017, in comparison to the same period in 2016, due to higher programming and content costs associated with the TMN national expansion and continued ramp-up in CraveTV, higher cost of sports broadcast rights and an increase in expenses related to the Cieslok Media acquisition and OOH contracts awarded in 2016. This increase in operating costs was partially mitigated by reduced labour costs.

Bell Media adjusted EBITDA decreased by 7.6% in Q1 2017, compared to Q1 2016, due to the flow-through of advertising revenue pressure, including the impact of the CRTC’s decision to eliminate simultaneous substitution for the NFL Super Bowl. The higher content costs to secure TV programming also unfavourably impacted adjusted EBITDA. This was moderated by growth in subscriber revenues.

BELL MEDIA OPERATING METRICS

  CTV was the top ranked network in Canada for the 13th consecutive winter season among total viewers and in all key adult demographics in primetime, with nine of the top 20 programs among total viewers and ten of the top 20 programs in all key adult demographics.
  Bell Media’s English specialty and pay TV properties reached 81% of all Canadian English specialty and pay TV viewers in the average week. Four of the top 10 English specialty and pay TV channels among viewers aged 25 to 54 were Bell Media properties (TSN, Discovery, Space and TMN).
  Bell Media had nine of the top 20 programs for Canadian English entertainment specialty and pay TV channels among overall viewers and the key viewers aged 18 to 49 and aged 25 to 54.
  In Québec, Bell Media maintained its leadership position in the French specialty and pay TV markets, reaching 77% of French-language TV viewers in the average week. Three of the top five specialty and pay TV channels among the key viewers aged 25 to 54 were Bell Media properties (RDS, Super Écran and Canal D).
  Bell Media continued to rank first in digital media among Canadian broadcast and video network competitors, reaching a record 62% of the digital audience with an average of 19 million unique visitors per month, 851 million minutes spent and 48 million videos viewed
  Bell Media is Canada’s top radio broadcaster, reaching over 16.7 million listeners who spent over 75 million hours tuned in each week
  Astral Out-of-Home (AOOH) is a key player in the market with an offering of five innovative product lines and more than 31,000 advertising faces located coast to coast, from Halifax to Vancouver, and strategic sites in Montréal, Ottawa, Toronto, Vancouver, Calgary and Edmonton

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2016 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, TMN’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

20 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	4	Financial and capital management	MD&A

4 Financial and capital management

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	MARCH 31, 2017	DECEMBER 31, 2016	$ CHANGE	% CHANGE
Debt due within one year	6,306	4,887	1,419	29.0%
Long-term debt	17,757	16,572	1,185	7.2%
Preferred shares(2)	2,002	2,002	–	–
Cash and cash equivalents	(510)	(853)	343	40.2%
Net debt	25,555	22,608	2,947	13.0%

(1)	Net debt is a non-GAAP financial measure and does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.
(2)	50% of outstanding preferred shares of $4,004 million in 2017 and 2016 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,604 million in total debt comprised of debt due within one year and long-term debt was due to:

  the issuance of Series M-44 MTN and M-45 MTN debentures at Bell Canada with total principal amounts of $1 billion and $500 million, respectively an increase in our debt of $972 million due to the acquisition of MTS an increase in our notes payable (net of repayments) of $308 million an increase in our loans secured by trade receivables of $350 million

Partly offset by:

  the repayment of borrowings under our unsecured committed term credit facility of $480 million a net decrease of $46 million in our finance lease obligations and other debt

The decrease in cash and cash equivalents of $343 million was due mainly to free cash flow of $489 million and $1,550 million of debt issuance (net of repayments), partly offset by $1,635 million paid for business acquisitions mainly related to the acquisitions of MTS and Cieslok Media, dividends paid on BCE common shares of $594 million, $96 million paid for the purchase on the open market of shares for the settlement of share-based payments and $83 million acquisition and other costs paid.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2017	870,706,332
Shares issued under employee stock option plan	1,102,575
Shares issued under employee savings plan (ESP)	80,039
Shares issued for the acquisition of MTS	27,642,714
Outstanding, March 31, 2017	899,531,660

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2017	10,242,162	52
Granted	2,976,722	59
Exercised(1)	(1,102,575)	47
Forfeited	(166,133)	57
Outstanding, March 31, 2017	11,950,176	54
Exercisable, March 31, 2017	3,467,271	45

(1)	The weighted average share price for options exercised during the quarter was $58.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 21

4	Financial and capital management	MD&A

4.3 Cash flows

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Cash flows from operating activities	1,313	1,290	23	1.8%
Capital expenditures	(852)	(852)	–	–
Cash dividends paid on preferred shares	(43)	(36)	(7)	(19.4%	)
Cash dividends paid by subsidiaries to NCI	(12)	(12)	–	–
Acquisition and other costs paid	83	28	55	n.m.
Free cash flow	489	418	71	17.0%
Business acquisitions	(1,635)	(245)	(1,390)	n.m.
Acquisition and other costs paid	(83)	(28)	(55)	n.m.
Business dispositions	–	16	(16)	(100.0%	)
Other investing activities	(9)	35	(44)	n.m.
Net issuance of debt instruments	1,550	162	1,388	n.m.
Issue of common shares	48	73	(25)	(34.2%	)
Repurchase of shares for settlement of share-based payments	(96)	(68)	(28)	(41.2%	)
Cash dividends paid on common shares	(594)	(526)	(68)	(12.9%	)
Other financing activities	(13)	(27)	14	51.9%
Net decrease in cash and cash equivalents	(343)	(190)	(153)	(80.5%	)

n.m.:	not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the first quarter of 2017 increased by $23 million, compared to Q1 2016, due to higher adjusted EBITDA and lower severance and other costs paid, partly offset by higher acquisition and other costs paid and higher income taxes paid.

Free cash flow in Q1 2017 increased by $71 million, compared to the same period last year, due to an increase in cash flows from operating activities excluding acquisition and other costs paid.

Capital expenditures

	Q1 2017	Q1 2016	$ CHANGE	% CHANGE
Bell Wireless	136	162	26	16.0%
Capital intensity ratio	7.5%	9.6%		2.1%
Bell Wireline	691	669	(22)	(3.3%	)
Capital intensity ratio	23.2%	22.4%		(0.8%	)
Bell Media	25	21	(4)	(19.0%	)
Capital intensity ratio	3.3%	2.8%		(0.5%	)
BCE	852	852	–	–
Capital intensity ratio	15.8%	16.2%		0.4%

BCE capital expenditures of $852 million in Q1 2017 was comparable to the same period last year as the higher investment in our wireline segment was largely offset by lower spending in our wireless segment. Capital expenditures as a percentage of revenue (capital intensity ratio) was 15.8% in Q1 2017, compared to 16.2% in Q1 2016. Capital expenditures reflected:

  Higher wireline capital spending of $22 million compared to last year, as we continue to focus on expanding our broadband fibre directly to more homes and businesses, including the rollout of Gigabit Fibe infrastructure in the city of Toronto and other urban locations. Additionally, the increase in capital expenditures included greater investment to support the execution of business customer contracts and the impact of the Bell MTS acquisition.
  Lower wireless capital investment of $26 million compared to Q1 2016, driven primarily by the slower pace of spending as we continue to roll-out our 4G LTE mobile network as well as our LTE-A mobile network which reached 74% of the Canadian population at March 31, 2017. The deployment of small-cell technology to optimize coverage, signal quality and data capacity and increased network capacity to support subscriber growth and accelerating data consumption were also a focus of our wireless capital investments

22 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	4	Financial and capital management	MD&A

Business acquisitions

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares.

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media for a total cash consideration of $161 million.

In Q1 2016, BCE completed the transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

Debt instruments

2017

In the first quarter of 2017, we issued $1,550 million of debt, net of repayments. This included the issuance of Series M-44 and M-45 MTN debentures at Bell Canada with principal amounts of $1 billion and $500 million, respectively, an increase in our loans secured by trade receivables of $350 million and the issuance (net of repayments) of $308 million of notes payable. These issuances were partly offset by the repayment of borrowings under our unsecured committed term credit facility of $480 million and payments of finance leases and other debt of $128 million.

2016

In the first quarter of 2016, we issued $162 million of debt, net of repayments. This included the issuance of Series M-41 MTN debentures at Bell Canada with a principal amount of $750 million as well as $725 million issuances of notes payable (net of repayments), partly offset by the early debt redemption of Series M-19 MTN, Series M-23 MTN and Series M-32 debentures, with a principal amount of $200 million, $500 million and $500 million, respectively, and payments of finance leases and other debt of $113 million.

Cash dividends paid on common shares

In the first quarter of 2017, cash dividends paid on common shares increased by $68 million compared to Q1 2016, due to a higher dividend paid in Q1 2017 of $0.6825 per common share compared to $0.65 per common share in Q1 2016.

4.4 Post-employment benefit plans

For the three months ended March 31, 2017, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and NCI, in OCI of $442 million. This was due to a lower actual discount rate of 3.8% at March 31, 2017, compared to 4.0% at December 31, 2016. The loss was partly offset by a higher-than-expected return on plan assets.

For the three months ended March 31, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and NCI, in OCI of $924 million. This was due to a lower actual discount rate of 3.9% at March 31, 2016, compared to 4.2% at December 31, 2015, and a lower-than-expected return on plan assets.

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2017		DECEMBER 31, 2016
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	155	158	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	134	142	136	145
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	19,590	21,892	17,879	20,093

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 23

4	Financial and capital management	MD&A

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
March 31, 2017
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non- current assets and liabilities	164	–	164	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	38	–	92	(54)
December 31, 2016
AFS publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non- current assets and liabilities	166	–	166	–
MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other income in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt. During Q1 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars used to hedge the U.S. currency exposure under a credit facility. Refer to note 9, Debt, in BCE’s Q1 2017 Financial Statements.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $32 million recognized in net earnings at March 31, 2017 and a gain (loss) of $94 million recognized in OCI at March 31, 2017, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, at March 31, 2017.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE	SELL CURRENCY	AMOUNTS TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,363	CAD	3,133	2017	Commercial paper
Cash flow	USD	344	CAD	442	2017	Purchase commitments
Cash flow	USD	627	CAD	818	2018	Purchase commitments
Economic	USD	390	CAD	524	2017	Purchase commitments

Interest rate exposures

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $30 million and $27 million, respectively, in net earnings at March 31, 2017, with all other variables held constant.

Equity price exposure

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of share-based payment plans. The fair value of our equity forward contracts at March 31, 2017 was $126 million.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2017 would result in a gain (loss) of $37 million recognized in net earnings, with all other variables held constant.

24 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	4	Financial and capital management	MD&A

4.6 Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2016 Annual MD&A.

4.7 Liquidity

Our cash requirements remain substantially unchanged from those described in the BCE 2016 Annual MD&A.

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2016 AIF under section 8, Legal Proceedings.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On April 7, 2017, an out-of-court settlement was reached in respect of the claim filed on April 2, 2014 in the Federal Court against Bell Canada, Bell Aliant, Limited Partnership (now Bell Canada) and Telus Communications Company by Two-Way Media Ltd. Accordingly, this legal proceeding is now concluded.

Commitments (Off-balance sheet)

As a result of the acquisition of MTS, our commitments for operating leases and purchase obligations increased by approximately $180 million.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 25

5	Quarterly financial information	MD&A

5 Quarterly financial information

BCE’s Q1 2017 financial statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on April 25, 2017.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues
Service	5,051	5,169	5,025	4,988	4,908	5,053	4,934	4,926
Product	333	533	382	352	362	550	411	400
Total operating revenues	5,384	5,702	5,407	5,340	5,270	5,603	5,345	5,326
Adjusted EBITDA	2,214	2,121	2,236	2,268	2,163	2,073	2,187	2,197
Severance, acquisition and other costs	(84)	(11)	(25)	(57)	(42)	(152)	(46)	(24)
Depreciation	(722)	(719)	(706)	(713)	(739)	(731)	(727)	(720)
Amortization	(185)	(165)	(161)	(156)	(149)	(136)	(133)	(134)
Net earnings	725	699	800	830	758	542	791	814
Net earnings attributable to common shareholders	679	657	752	778	707	496	739	759
Net earnings per common share
Basic	0.78	0.75	0.87	0.89	0.82	0.58	0.87	0.90
Diluted	0.78	0.75	0.87	0.89	0.82	0.58	0.87	0.90
Included in net earnings attributable to common shareholders:
Severance, acquisition and other costs	(65)	(9)	(20)	(44)	(31)	(112)	(35)	(16)
Net (losses) gains on investments	(14)	(1)	(12)	(2)	12	(1)	(16)	40
Early debt redemption costs	–	–	–	–	(8)	(6)	–	–
Adjusted net earnings	758	667	784	824	734	615	790	735
Adjusted EPS	0.87	0.76	0.91	0.94	0.85	0.72	0.93	0.87
Average number of common shares outstanding – basic (millions)	875.7	870.5	869.9	869.1	867.1	853.5	848.9	844.9

26 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	6	Regulatory environment	MD&A

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2016 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment.

Telecommunications Act

CRTC FRAMEWORK FOR ASSESSING DIFFERENTIAL PRICING PRACTICES OF INTERNET SERVICE PROVIDERS

On April 20, 2017, in Telecom Regulatory Policy CRTC 2017-104, the CRTC published a new framework for evaluating the use of differential pricing practices (DPPs) by Internet service providers (ISPs), including wireless service providers. The CRTC’s framework applies to zero-rating (or discounting) retail Internet data traffic. Practices associated with ISPs’ own managed Internet protocol (IP) networks are not included in the decision. The CRTC also refrained from regulating the use of data caps by wireline and wireless service providers. The CRTC’s new framework establishes a complaints-based process with criteria to evaluate whether the use of a specific DPP is providing an unfair advantage or disadvantage to certain content providers or consumers. DPPs that are found to provide such an advantage or disadvantage will be disallowed. The introduction of this new framework is not expected to have a material impact on our business, as DPPs are not prevalent in our current rate plans. However, this decision may limit the future diversity of competitive offerings from ISPs.

REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On April 6, 2017, the CRTC launched Telecom Notice of Consultation CRTC 2017-92, Call for comments – Phase-out of the local service subsidy regime, as anticipated in Telecom Regulatory Policy CRTC 2016-496. In this proceeding, the CRTC will determine how it will phase out existing subsidies that support the delivery of voice services in certain rural and remote areas. The phase-out of voice subsidies will impact us both as a contributor to and beneficiary of the subsidy regime. The ultimate extent of such impact cannot be determined at this time. However, it is not expected to be material.

PROPOSED EXPANSION OF AGGREGATED WHOLESALE ACCESS REGIME TO FTTP NETWORKS

On March 30, 2017, the Canadian Network Operators Consortium Inc. (CNOC) applied to the CRTC for an expansion of the aggregated wholesale high-speed access regime, which notably mandates access over fibre-to-the-node (FTTN), to include FTTP facilities where FTTP is present but there is no FTTN available. FTTP services have, so far, been exempted from aggregated high-speed access obligations.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 27

7	Business risks	MD&A

7 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2016 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2016 Annual MD&A, as updated in this MD&A, include, without limitation, risks associated with:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services
28 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	7	Business risks	MD&A

  events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

Please see section 9, Business risks of the BCE 2016 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2016 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 4.7, Liquidity – Litigation in this MD&A for an update to the legal proceedings described in the BCE 2016 AIF, which section 4.7 is incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2016 Annual MD&A, which section 6 is incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2016 Annual MD&A remain substantially unchanged.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 29

8	Accounting policies, financial measures and controls	MD&A

8 Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q1 2017 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 25, 2017. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2016. BCE’s Q1 2017 Financial Statements do not include all of the notes required in the annual financial statements.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. There was no impact on our Q1 2017 results, or for any previously reported results in 2016, as a result of this change.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, to BCE’s Q1 2017 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q1 2017	Q1 2016
Net earnings	725	758
Severance, acquisition and other costs	84	42
Depreciation	722	739
Amortization	185	149
Finance costs
Interest expense	234	219
Interest on post-employment benefit obligations	18	20
Other income	(17)	(23)
Income taxes	263	259
Adjusted EBITDA	2,214	2,163
BCE operating revenues	5,384	5,270
Adjusted EBITDA margin	41.1%	41.0%

30 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	8	Accounting policies, financial measures and controls	MD&A

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q1 2017		Q1 2016
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	679	0.78	707	0.82
Severance, acquisition and other costs	65	0.07	31	0.03
Net losses (gains) on investments	14	0.02	(12)	(0.01)
Early debt redemption costs	–	–	8	0.01
Adjusted net earnings	758	0.87	734	0.85

Free cash flow and dividend payout ratio

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2017	Q1 2016
Cash flows from operating activities	1,313	1,290
Capital expenditures	(852)	(852)
Cash dividends paid on preferred shares	(43)	(36)
Cash dividends paid by subsidiaries to NCI	(12)	(12)
Acquisition and other costs paid	83	28
Free cash flow	489	418

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 31

8	Accounting policies, financial measures and controls	MD&A

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2017	DECEMBER 31, 2016
Debt due within one year	6,306	4,887
Long-term debt	17,757	16,572
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(510)	(853)
Net debt	25,555	22,608

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives.

These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ARPU

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

  NAS subscribers are based on a line count and are represented by a unique telephone number

32 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

	8	Accounting policies, financial measures and controls	MD&A

8.3 Controls and procedures

Disclosure controls and procedures and internal control over financial reporting

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of MTS, which we acquired on March 17, 2017. The contribution of the acquired MTS operations to our consolidated financial statements for the three months ended March 31, 2017 had no significant impact on consolidated revenues and on consolidated net earnings. Additionally, at March 31, 2017, the current assets and current liabilities of the acquired MTS operations represented approximately 12% and 4% of consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired MTS operations represented approximately 8% and 3% of consolidated non-current assets and non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired MTS operations will be completed for the first quarter of 2018.

Further details related to the acquisition of MTS are disclosed in note 3, Business acquisitions and dispositions, in BCE’s Q1 2017 Financial Statements.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 33

Consolidated financial statements

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	MARCH 31, 2017	MARCH 31, 2016
Operating revenues	4	5,384	5,270
Operating costs	4, 5	(3,170)	(3,107)
Severance, acquisition and other costs	4, 6	(84)	(42)
Depreciation	4	(722)	(739)
Amortization	4	(185)	(149)
Finance costs
Interest expense		(234)	(219)
Interest on post-employment benefit obligations	10	(18)	(20)
Other income	7	17	23
Income taxes		(263)	(259)
Net earnings		725	758
Net earnings attributable to:
Common shareholders		679	707
Preferred shareholders		31	37
Non-controlling interest		15	14
Net earnings		725	758
Net earnings per common share – basic and diluted	8	0.78	0.82
Average number of common shares outstanding – basic (millions)		875.7	867.1

34 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	MARCH 31, 2017	MARCH 31, 2016
Net earnings	725	758
Other comprehensive (loss) income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil at March 31, 2017 and 2016, respectively	–	5
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $3 million and $26 million at March 31, 2017 and 2016, respectively	(9)	(72)
Items that will not be reclassified to net earnings
Actuarial losses on post-employment benefit plans, net of income taxes of $119 million and $251 million at March 31, 2017 and 2016, respectively(1)	(323)	(672)
Other comprehensive loss	(332)	(739)
Total comprehensive income	393	19
Total comprehensive income attributable to:
Common shareholders	347	(29)
Preferred shareholders	31	37
Non-controlling interest	15	11
Total comprehensive income	393	19

(1)	The discount rate used to value our post-employment benefit obligations at March 31, 2017 was 3.8% compared to 4.0% at December 31, 2016. The discount rate used to value our post-employment benefit obligations at March 31, 2016 was 3.9% compared to 4.2% at December 31, 2015.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 35

Consolidated financial statements

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2017	DECEMBER 31, 2016
ASSETS
Current assets
Cash		439	603
Cash equivalents		71	250
Trade and other receivables		2,818	2,979
Inventory		428	403
Prepaid expenses		540	420
Assets held for sale	3	284	–
Other current assets		152	200
Total current assets		4,732	4,855
Non-current assets
Property, plant and equipment		23,450	22,346
Intangible assets		13,356	11,998
Deferred tax assets		171	89
Investments in associates and joint ventures		879	852
Other non-current assets		875	1,010
Goodwill	3	10,386	8,958
Total non-current assets		49,117	45,253
Total assets		53,849	50,108
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,044	4,326
Interest payable		177	156
Dividends payable		636	617
Current tax liabilities		62	122
Debt due within one year	9	6,306	4,887
Total current liabilities		11,225	10,108
Non-current liabilities
Long-term debt	9	17,757	16,572
Deferred tax liabilities		2,158	2,192
Post-employment benefit obligations	10	2,252	2,105
Other non-current liabilities		1,264	1,277
Total non-current liabilities		23,431	22,146
Total liabilities		34,656	32,254
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	4,004	4,004
Common shares	12	20,023	18,370
Contributed surplus		1,137	1,160
Accumulated other comprehensive income		37	46
Deficit		(6,324)	(6,040)
Total equity attributable to BCE shareholders		18,877	17,540
Non-controlling interest		316	314
Total equity		19,193	17,854
Total liabilities and equity		53,849	50,108

36 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED MARCH 31, 2017 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2017		4,004	18,370	1,160	46	(6,040)	17,540	314	17,854
Net earnings		–	–	–	–	710	710	15	725
Other comprehensive loss		–	–	–	(9)	(323)	(332)	–	(332)
Total comprehensive (loss) income		–	–	–	(9)	387	378	15	393
Common shares issued under employee stock option plan		–	54	(3)	–	–	51	–	51
Common shares issued under employee savings plan		–	5	–	–	–	5	–	5
Other share-based compensation		–	–	(20)	–	(14)	(34)	–	(34)
Common shares issued for the acquisition of Manitoba Telecom Services Inc. (MTS)	3, 12	–	1,594	–	–	–	1,594	–	1,594
Dividends declared on BCE common and preferred shares		–	–	–	–	(657)	(657)	–	(657)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(13)	(13)
Balance at March 31, 2017		4,004	20,023	1,137	37	(6,324)	18,877	316	19,193

	ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED MARCH 31, 2016 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2016	4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings	–	–	–	–	744	744	14	758
Other comprehensive loss	–	–	–	(64)	(672)	(736)	(3)	(739)
Total comprehensive (loss) income	–	–	–	(64)	72	8	11	19
Common shares issued under employee stock option plan	–	83	(5)	–	–	78	–	78
Common shares issued under dividend reinvestment plan	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	–	30	–	–	–	30	–	30
Other share-based compensation	–	–	(21)	–	(11)	(32)	–	(32)
Dividends declared on BCE common and preferred shares	–	–	–	–	(630)	(630)	–	(630)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(12)	(12)
Balance at March 31, 2016	4,004	18,251	1,124	55	(6,919)	16,515	305	16,820

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 37

Consolidated financial statements

Consolidated statements of cash flows

FOR THE PERIOD ENDED (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2017	MARCH 31, 2016
Cash flows from operating activities
Net earnings		725	758
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	84	42
Depreciation and amortization		907	888
Post-employment benefit plans cost	10	68	68
Net interest expense		230	218
Losses (gains) on investments		12	(16)
Income taxes		263	259
Contributions to post-employment benefit plans		(88)	(90)
Payments under other post-employment benefit plans		(19)	(19)
Severance and other costs paid		(41)	(86)
Interest paid		(223)	(221)
Income taxes paid (net of refunds)		(288)	(238)
Acquisition and other costs paid		(83)	(28)
Net change in operating assets and liabilities		(234)	(245)
Cash flows from operating activities		1,313	1,290
Cash flows used in investing activities
Capital expenditures		(852)	(852)
Business acquisitions	3	(1,635)	(245)
Business dispositions		–	16
Other investing activities		(9)	35
Cash flows used in investing activities		(2,496)	(1,046)
Cash flows from (used in) financing activities
Increase in notes payable		308	725
Increase in securitized trade receivables		350	–
Issue of long-term debt	9	1,496	747
Repayment of long-term debt	9	(604)	(1,310)
Issue of common shares		48	73
Repurchase of shares for settlement of share-based payments		(96)	(68)
Cash dividends paid on common shares		(594)	(526)
Cash dividends paid on preferred shares		(43)	(36)
Cash dividends paid by subsidiaries to non-controlling interest		(12)	(12)
Other financing activities		(13)	(27)
Cash flows from (used in) financing activities		840	(434)
Net (decrease) increase in cash		(164)	2
Cash at beginning of period		603	100
Cash at end of period		439	102
Net decrease in cash equivalents		(179)	(192)
Cash equivalents at beginning of period		250	513
Cash equivalents at end of period		71	321

38 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2016 annual consolidated financial statements, approved by BCE’s board of directors on March 2, 2017.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home advertising services to customers nationally across Canada.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 25, 2017. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2016. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Note 3 Business acquisitions and dispositions

2017

Acquisition of MTS

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, of which $1,339 million was paid in cash and the remaining $1,594 million through the issuance of approximately 27.6 million BCE common shares. BCE funded the cash component of the transaction through debt financing.

Bell MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS will allow us to reach more Canadians through the expansion of our wireless and wireline broadband networks while supporting our goal of being recognized by customers as Canada’s leading communications company.

The results from the acquired MTS operations are included in our Bell Wireline and Bell Wireless segments from the date of acquisition.

The purchase price allocation includes provisional estimates, in particular for property, plant and equipment and finite-life intangible assets. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 39

Notes to consolidated financial statements

	NOTE	TOTAL
Cash consideration		1,339
Issuance of 27.6 million BCE common shares(1)		1,594
Total cost to be allocated		2,933
Trade and other receivables		103
Other non-cash working capital		(165)
Assets held for sale(2)		310
Property, plant and equipment		994
Finite-life intangible assets(3)		971
Indefinite-life intangible assets(4)		280
Deferred tax assets		49
Other non-current assets		129
Debt due within one year		(251)
Long-term debt	9	(721)
Other non-current liabilities		(57)
		1,642
Cash and cash equivalents		(16)
Fair value of net assets acquired		1,626
Goodwill(5)		1,307

(1)	Recorded at fair value based on the market price of BCE common shares on the acquisition date.
(2)	Consists of finite and indefinite-life intangible assets recorded at fair value less costs to sell.
(3)	Consists mainly of customer relationships.
(4)	Indefinite-life intangible assets of $228 million and $52 million were provisionally allocated to our Bell Wireless and Bell Wireline groups of cash generating units (CGUs), respectively.
(5)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $661 million and $646 million was provisionally allocated to our Bell Wireless and Bell Wireline groups of CGUs, respectively.

As a result of the acquisition of MTS, we acquired non-capital tax loss carryforwards of approximately $1.5 billion and recognized a deferred tax asset of approximately $300 million. These non-capital tax loss carryforwards expire in varying amounts from 2026 to 2033.

Also as a result of the acquisition of MTS, our commitments for operating leases and purchase obligations increased by approximately $180 million.

Revenues of $41 million and net earnings of $3 million from the acquired MTS operations are included in the consolidated income statements from the date of acquisition. BCE’s consolidated operating revenues and net earnings for the three months ended March 31, 2017 would have been $5,579 million and $733 million, respectively, had the acquisition of MTS occurred on January 1, 2017. These proforma amounts reflect the elimination of intercompany transactions, financing costs and the amortization of certain elements of the purchase price allocation and related tax adjustments.

ASSETS HELD FOR SALE

Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. (Xplornet) a total of 40 Megahertz (MHz) of 700 MHz, advanced wireless services-1 and 2500 MHz wireless spectrum which was previously held by MTS.

On April 1, 2017, BCE completed the previously announced divestiture of approximately one-quarter of postpaid wireless subscribers and 15 retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS Communications Inc. (TELUS) for total proceeds of $318 million, subject to customary adjustments.

40 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Acquisition of Cieslok Media Ltd. (Cieslok Media)

On January 3, 2017, BCE acquired all of the issued and outstanding common shares of Cieslok Media for a total cash consideration of $161 million.

Cieslok Media specializes in large-format outdoor advertising in key urban areas across Canada. This acquisition will contribute to growing and strengthening our digital presence in out-of-home advertising. Cieslok Media is included in our Bell Media segment in our consolidated financial statements.

The purchase price allocation includes certain provisional estimates. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	161
Total cost to be allocated	161
Trade and other receivables	11
Other non-cash working capital	(4)
Property, plant and equipment	13
Finite-life intangible assets	6
Indefinite-life intangible assets	76
Deferred tax liabilities	(20)
Other non-current liabilities	(1)
81
Cash and cash equivalents	1
Fair value of net assets acquired	82
Goodwill(1)	79

(1)	Goodwill arises principally from the assembled workforce, expected synergies and future growth. Goodwill is not deductible for tax purposes. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

Cieslok Media revenues of $6 million and net earnings of $1 million are included in the consolidated income statements from the date of acquisition.

2016

National expansion of HBO and The Movie Network (TMN)

In Q1 2016, BCE completed a transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was successfully launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets acquired	(2)
Goodwill(1)	220

(1)	Goodwill arises principally from the ability to leverage media content and expected future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of CGUs.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

This transaction did not have a significant impact on our consolidated operating revenues and net earnings for the three months ended March 31, 2016.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 41

Notes to consolidated financial statements

Note 4 Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. The results from the acquired MTS operations are included in our Bell Wireless and Bell Wireline segments from the date of acquisition.

The following tables present financial information by segment for the periods ended March 31, 2017 and 2016.

FOR THE PERIOD ENDED MARCH 31, 2017	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		1,804	2,928	652	–	5,384
Inter-segment		10	52	99	(161)	–
Total operating revenues		1,814	2,980	751	(161)	5,384
Operating costs	5	(996)	(1,718)	(617)	161	(3,170)
Segment profit(1)		818	1,262	134	–	2,214
Severance, acquisition and other costs	6	(5)	(67)	(12)	–	(84)
Depreciation and amortization		(138)	(734)	(35)	–	(907)
Finance costs
Interest expense						(234)
Interest on post-employment benefit obligations	10					(18)
Other income	7					17
Income taxes						(263)
Net earnings						725

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE PERIOD ENDED MARCH 31, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE
Operating revenues
External customers		1,683	2,942	645	–	5,270
Inter-segment		10	41	96	(147)	–
Total operating revenues		1,693	2,983	741	(147)	5,270
Operating costs	5	(932)	(1,726)	(596)	147	(3,107)
Segment profit(1)		761	1,257	145	–	2,163
Severance, acquisition and other costs	6	(1)	(42)	1	–	(42)
Depreciation and amortization		(141)	(712)	(35)	–	(888)
Finance costs
Interest expense						(219)
Interest on post-employment benefit obligations	10					(20)
Other income	7					23
Income taxes						(259)
Net earnings						758

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

42 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 5 Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2017	2016
Labour costs
Wages, salaries and related taxes and benefits		(1,002)	(1,005)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(50)	(48)
Other labour costs(1)		(253)	(242)
Less:
Capitalized labour		245	226
Total labour costs		(1,060)	(1,069)
Cost of revenues(2)		(1,634)	(1,575)
Other operating costs(3)		(476)	(463)
Total operating costs		(3,170)	(3,107)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2017	2016
Severance	(31)	(22)
Acquisition and other	(53)	(20)
Total severance, acquisition and other costs	(84)	(42)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs for the period ended March 31, 2017 also include a loss on sale of spectrum licences relating to the MTS acquisition.

Note 7 Other income

FOR THE PERIOD ENDED MARCH 31	2017	2016
Net mark-to-market gains on derivatives used as economic hedges	30	7
Equity income from investments in associates and joint ventures
Operations	19	3
Loss on investment	(2)	–
Losses on retirements and disposals of property, plant and equipment and intangible assets	(17)	(8)
(Losses) gains on investments	(12)	16
Early debt redemption costs	–	(11)
Other	(1)	16
Total other income	17	23

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 43

Notes to consolidated financial statements

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2017	2016
Net earnings attributable to common shareholders – basic	679	707
Dividends declared per common share (in dollars)	0.7175	0.6825
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	875.7	867.1
Assumed exercise of stock options(1)	0.9	1.0
Weighted average number of common shares outstanding – diluted (in millions)	876.6	868.1

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,816,905 for the first quarter 2017, compared to 5,591,777 for the first quarter of 2016.

Note 9 Debt

On February 27, 2017, Bell Canada issued 2.70% Series M-44 medium-term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on February 27, 2024. In addition, on the same date, Bell Canada issued 4.45% Series M-45 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on February 27, 2047.

In Q1 2017, Bell Canada repaid $357 million in U.S. dollars (approximately $480 million in Canadian dollars) representing all of the borrowings outstanding under its unsecured committed term credit facility. Accordingly, this credit facility was closed and the cross currency basis swap which was used to hedge the U.S. currency exposure under such credit facility was settled. See Note 11, Financial assets and liabilities for additional details.

In Q1 2017, Bell Canada reclassified its $1 billion 4.40% Series M-22 MTN debentures, which mature on March 16, 2018, from long-term debt to short-term debt.

As a result of the acquisition of MTS, Bell Canada assumed MTS’ outstanding unsecured medium term notes. The following table provides details for the principal amounts and fair values assigned to the medium term notes assumed at acquisition.

	INTEREST RATE	MATURITY	AMOUNT
Medium term note	4.59%	October 1, 2018	200
Medium term note	5.625%	December 16, 2019	200
Medium term note	4.00%	May 27, 2024	225
Total long-term debt			625
Fair value adjustment			45
Total long-term debt			670

The trust indentures under which these MTS medium term notes were issued require us to meet specific new issue tests to make an offer to repurchase the notes upon the occurrence of a change of control event as defined in the trust indentures and impose certain other covenants. We are in compliance with all conditions and restrictions under such trust indentures.

Also as a result of the acquisition of MTS, Bell Canada assumed MTS’ notes payable of $250 million and finance leases of $52 million.

44 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 10 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2017	2016
DB pension	(48)	(51)
DC pension	(31)	(32)
OPEBs	(2)	(2)
Plan amendment gain on OPEBs and DB pension	16	23
Less:
Capitalized benefit plans cost	15	14
Total post-employment benefit plans service cost included in operating costs	(50)	(48)
Other costs recognized in severance, acquisition and other costs	–	5
Total post-employment benefit plans service cost	(50)	(43)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE PERIOD ENDED MARCH 31	2017	2016
DB pension	(4)	(6)
OPEBs	(14)	(14)
Total interest on post-employment benefit obligations	(18)	(20)

MTS’ net post-employment benefit asset was $56 million ($2,735 million fair value of plan assets and $2,679 million post-employment benefit obligations) at the acquisition date of March 17, 2017.

On January 15, 2016, MTS completed the sale of its wholly owned subsidiaries Allstream Inc., Allstream Fibre U.S., and Delphi Solutions Corp (collectively, Allstream), to Zayo Group Holdings Inc. As part of the sale agreement, MTS retained Allstream’s two existing defined benefit pension plans including the benefit obligations for retirees and other former employees. Once regulatory approval is received, the assets and liabilities related to pre-closing service obligations for Allstream’s active employees will be transferred from the existing Allstream defined benefit pension plans to two new Zayo Canada Inc. pension plans.

Note 11 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2017		DECEMBER 31, 2016
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	155	158	166	169
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	134	142	136	145
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable marketinterest rates	19,590	21,892	17,879	20,093

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 45

Notes to consolidated financial statements

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
March 31, 2017
AFS publicly-traded and privately-held investments	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	164	–	164	–
MLSE financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	38	–	92	(54)
December 31, 2016
AFS publicly-traded and privately-held investments	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non- current assets and liabilities	166	–	166	–
MLSE financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	35	–	88	(53)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our Level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt. During Q1 2017, we settled a cross currency basis swap with a notional amount of $357 million in U.S. dollars used to hedge borrowings under a credit facility. Refer to Note 9, Debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $32 million recognized in net earnings at March 31, 2017 and a gain (loss) of $94 million recognized in other comprehensive income at March 31, 2017, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, at March 31, 2017.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE	SELL CURRENCY	AMOUNTS TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,363	CAD	3,133	2017	Commercial paper
Cash flow	USD	344	CAD	442	2017	Purchase commitments
Cash flow	USD	627	CAD	818	2018	Purchase commitments
Economic	USD	390	CAD	524	2017	Purchase commitments

Interest rate exposures

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $30 million and $27 million, respectively, in net earnings at March 31, 2017, with all other variables held constant.

Equity price exposure

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of share-based payment plans. The fair value of our equity forward contracts at March 31, 2017 was $126 million.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2017 would result in a gain (loss) of $37 million recognized in net earnings, with all other variables held constant.

46 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 12 Share capital

Issuance of common shares

On March 17, 2017, 27.6 million BCE common shares were issued in payment of the equity portion of the purchase price for the acquisition of MTS. See Note 3, Business acquisitions and dispositions for additional details.

Dividend rate reset on first preferred shares

On March 31, 2017, the annual fixed dividend rate on BCE’s Cumulative Redeemable First Preferred Shares, Series AO was reset for the next five years at 4.26% from 4.55%.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2017	2016
Employee savings plan (ESP)	(7)	(7)
Restricted share units (RSUs) and performance share units (PSUs)	(17)	(14)
Other(1)	(3)	(4)
Total share-based payments	(27)	(25)

(1)	Includes deferred share units (DSUs), deferred share plan (DSP) and stock options.

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended March 31, 2017.

ESP

NUMBER OF ESP SHARES
Unvested contributions, January 1, 2017	1,073,212
Contributions(1)	162,160
Dividends credited	12,335
Vested	(151,505)
Forfeited	(35,815)
Unvested contributions, March 31, 2017	1,060,387

(1)	The weighted average fair value of the shares contributed during the quarter was $58.

RSUs/PSUs

NUMBER OF RSUs/PSUs
Oustanding, January 1, 2017	2,928,698
Granted(1)	846,961
Dividends credited	34,350
Settled	(1,076,216)
Forfeited	(49,685)
Outstanding, March 31, 2017	2,684,108

(1)	The weighted average fair value of the RSUs/PSUs granted during the quarter was $58.

BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT 47

Notes to consolidated financial statements

DSUs

NUMBER OF DSUs
Outstanding, January 1, 2017	4,131,229
Issued(1)	36,362
Settlement of RSUs/PSUs	101,066
Dividends credited	48,326
Settled	(60,229)
Outstanding, March 31, 2017	4,256,754

(1)	The weighted average fair value of the DSUs granted during the quarter was $59.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2017	10,242,162	52
Granted	2,976,722	59
Exercised(1)	(1,102,575)	47
Forfeited	(166,133)	57
Outstanding, March 31, 2017	11,950,176	54
Exercisable, March 31, 2017	3,467,271	45

(1)	The weighted average share price for options exercised during the quarter was $58.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2017
Weighted average fair value per option granted	$1.97
Weighted average share price	$58
Weighted average exercise price	$59
Dividend yield	5.0%
Expected volatility	13%
Risk-free interest rate	1.0%
Expected life (years)	4.0

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

48 BCE Inc. 2017 FIRST QUARTER SHAREHOLDER REPORT

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

INVESTOR RELATIONS

Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3

e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

BCE.ca

For additional copies of this document, please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

CST TRUST COMPANY

320 Bay Street, 3rd floor
Toronto, Ontario M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com